Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                 April 9, 2021



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9295
               Interest Rate Hedge and ETF Portfolio, Series 28
                                 (the "Trust")
                      CIK No. 1843319 File No. 333-253822
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. PLEASE EXPLAIN TO THE STAFF HOW THE DISCLOSURE IN THE PORTFOLIO SELECTION PROCESS THAT STATES "THE SPONSOR DOES NOT REQUIRE SPECIFIC DURATION, MATURITY OR INVESTMENT QUALITY POLICIES WHEN SELECTING THE ETFS FOR THE PORTFOLIO" IS CONSISTENT WITH THE LATER DISCLOSURE THAT STATES THAT CERTAIN OF THE ETFS INCLUDED IN THE PORTFOLIO ARE "LIMITED DURATION BOND ETFS".

      Response: In accordance with the Staff's comment, the reference to "specific duration" will be removed from the above referenced disclosure.

      2. THE DISCLOSURE IN THE PORTFOLIO SELECTION PROCESS STATES THAT 15% OF THE TRUST'S HOLDINGS ARE IN LIMITED DURATION BOND ETFS. PLEASE SPECIFY THE DURATION FOR THESE ETFS.

      Response:   The prospectus  has  been  revised  in  accordance with  the
Staff's comment.

      3. IF ANY OF THE ETFS OR CLOSED-END FUNDS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN SUCH ETFS OR CLOSED-END FUNDS.

      Response: The Trust does not anticipate holding ETFs or Closed-End Funds that are advised by the Sponsor's affiliate, First Trust Advisors L.P. However, if the Trust's final portfolio contains any ETFs or Closed-End Funds advised by the Sponsor's affiliate, appropriate disclosure will be added to the Trust's prospectus.

Risk Factors
------------

      4. IF THE TRUST HAS EXPOSURE TO ANY UNDERLYING ETFS THAT INVEST IN BONDS THAT REFERENCE LIBOR, PLEASE ADD APPROPRIATE RISK DISCLOSURE.

      Response: In accordance with the Staff's comment, if the Trust's final portfolio has exposure to bonds that reference LIBOR, appropriate disclosure will be added to the Trust's prospectus

      5. PLEASE CONSIDER ADDING THE DIVIDEND-PAYING SECURITIES RISK.

      Response: The Trust refers the Staff to the "Distributions" risk in the principal risks section of the Trust's prospectus. The Trust believes this disclosure is appropriate for investor comprehension.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           _______________________
                                           Daniel J. Fallon